Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

ORIGINCLEAR, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES W PREFERRED STOCK

OriginClear, Inc. (the “Company”), a corporation organized and existing under the laws of Nevada, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, it has adopted resolutions (a) authorizing the creation of a series of Series W Preferred Stock of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

SECTION 1. DESIGNATION OF SERIES. There shall hereby be created and established a series of “Series W Preferred Stock” and the number of shares initially constituting such Series shall be up to 3,390 shares.

SECTION 2. STATED VALUE. The Stated Value of the Series W Preferred Stock will be $1,000 per share.

SECTION 3. DIVIDENDS. The holders of Series W Preferred Stock (the “Holders”) will be entitled to receive, on any outstanding shares of Series W Preferred Stock held by such Holders, out of any funds and assets of the Company legally available prior and in preference to any declaration or payment of any dividend on the common stock of the Company (the “Common Stock”), cumulative dividends, payable quarterly (at the end of each fiscal quarter, and due for such fiscal quarter within 60 days of the end of such fiscal quarter, to the Holders of Series W Preferred Stock as of the end of such fiscal quarter, based on the Stated Value held by such Holders as of the end of such fiscal quarter), in cash at an annual rate of 12% of the Stated Value.

SECTION 4. LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding- up of the Company, the Holders will be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series W Preferred Stock an amount equal to the Stated Value per share plus any accrued but unpaid cash dividends thereon before any distribution or payment may be made to the holders of any Common Stock.

SECTION 5. VOTING. The Series W Preferred Stock will not entitle the Holders to any voting rights except as required under applicable law.

SECTION 6. CONVERSION RIGHTS. The shares of the Series W Preferred Stock shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock on the terms and conditions set forth in this Section 6.

(a) Holder’s Conversion Right. Subject to the provisions of Section 6(d), at any time and from time to time, each Holder shall be entitled to convert any number (which may include fractional amounts) of shares of Series W Preferred Stock into validly issued, fully paid and non- assessable shares of Common Stock in accordance with this Section 6.

(i) Conversion Rate. The number of validly issued, fully paid and non- assessable shares of Common Stock issuable upon conversion of the Series W Preferred Stock pursuant to Section 6(a) shall be equal to 200% of the amount of the Stated Value of the Series W Preferred Stock being converted divided by the Conversion Price. The Conversion Price (subject in all cases to adjustment for stock dividends, stock splits, and similar transactions) will be equal to the average closing sale price of the Common Stock for the five trading days prior to the Conversion Date.

(iii) Fractional Shares. No fractional shares of Common Stock are to be issued upon the conversion of any Series W Preferred Stock. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.

(b) Mechanics of Conversion. The conversion of Series W Preferred Stock shall be conducted in the following manner:

(i) Holder’s Conversion. To convert Series W Preferred Stock into validly issued, fully paid and non-assessable shares of Common Stock on any date (a “Conversion Date”), a Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Series W Preferred Stock subject to such conversion in a form reasonably acceptable to the Company. On or before the second (2nd) Trading Day following the date of receipt of a Conversion Notice, the Company shall instruct the Company’s Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date of receipt by the Company of such Conversion Notice, the Company shall (1) provided that the Transfer Agent is participating in DTC Fast Automated Securities Transfer Program and provided that such shares may be sold under Rule 144 under the Securities Act of 1933, as amended, without the need for current public information, credit such aggregate number of shares of Common Stock to which such Holder shall be entitled to such Holder’s or its designee’s balance account with DTC through its Deposit and Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or the shares are not eligible to be sold without the need for current public information under Rule 144, issue and deliver to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of shares of Common Stock to which such Holder shall be entitled.

(ii) Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Series W Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date

(c) Taxes. The Company shall pay any and all documentary, stamp, transfer (but only in respect of the registered holder thereof), issuance and other similar taxes that may be payable with respect to the issuance and delivery of shares of Common Stock upon the conversion of Series W Preferred Stock.

(d) Limitation on Beneficial Ownership. Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of the Series W Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Holder at such time, the number of shares of Common Stock that would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”); provided, however, that, upon the Holder providing the Corporation with sixty-one (61) days’ advance notice (the “4.99% Waiver Notice”) that the Holder would like to waive this Section 6(d) with regard to any or all shares of Common Stock issuable upon conversion of the Series W Preferred Stock, this Section 6(d) will be of no force or effect with regard to all or a portion of the Series W Preferred Stock referenced in the 4.99% Waiver Notice but shall in no event waive the 9.99% Beneficial Ownership Limitation described below. Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of the Series W Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the 1934 Act and the rules thereunder) in excess of 9.99% of the then-issued and outstanding shares of Common Stock outstanding at such time (the “9.99% Beneficial Ownership Limitation” and the lower of the 9.99% Beneficial Ownership Limitation and the 4.99% Beneficial Ownership Limitation then in effect, the “Maximum Percentage”). By written notice to the Company, a holder of Series W Preferred Stock may from time to time decrease the Maximum Percentage to any other percentage specified in such notice. For purposes hereof, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of a holder of Series W Preferred Stock, the Company shall within three (3) Business Days confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series W Preferred Stock, by the Holder and its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported, that in any event are convertible or exercisable, as the case may be, into shares of the Company’s Common Stock within 60 days’ of such calculation and that are not subject to a limitation on conversion or exercise analogous to the limitation contained herein. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) that may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

SECTION 7. REDEMPTION RIGHTS

The Company may, in its sole discretion, at any time while the Series W Preferred Stock is outstanding, redeem all or any portion of the outstanding Series W Preferred Stock at a price equal to the Stated Value plus any accrued but unpaid dividends. The Company may exercise such redemption right by providing a minimum of 5 days written notice of such redemption to the Holders. In the event the Company exercises such redemption right for less than all of the then-outstanding shares of Series W Preferred Stock, the Company shall redeem the outstanding shares of the Holders of a pro rata basis.

SECTION 8. NOTICES. Any notice required hereby to be given to the Holders shall be deemed given if deposited in the United States mail, postage prepaid, or provided by fax or e-mail, to each Holder of record at his, her or its address appearing on the books of the Corporation.

SECTION 9. MISCELLANEOUS.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series W Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.